January 8, 2025

Xin (Adam) He
Chief Executive Officer
Professional Diversity Network, Inc.
55 E. Monroe Street, Suite 2120
Chicago, Illinois 60603

       Re: Professional Diversity Network, Inc.
           Amendment No. 1 to Registration Statement on Form S-3
           Filed December 13, 2024
           File No. 333-282831
Dear Xin (Adam) He:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 15, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-3
Incorporation of Certain Information by Reference, page 2

1. We note your response to prior comment 1. Please update this section to incorporate by reference the Form 8-Ks filed on December 10, 2024 and December 23, 2024.
       Refer to Securities Act Forms Compliance and Disclosure Interpretation Question
       123.05.
Prospectus Supplement Cover Page, page S-1

2. We note your response to prior comment 2. Item 501(b)(2) of Regulation S-K requires disclosure of the amount of securities being offered. We do not agree that the company is permitted to omit the amount of securities when registering an equity line
 January 8, 2025
Page 2

       financing as a primary offering. Accordingly, please revise to disclose the number of shares of your common stock being registered for sale to Tumim Stone. Please contact Matthew Crispino at 202-551-3456 or Jan Woo at
202-551-3453 with
any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Charles Wu